SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 10, 2023.

To

B3 S.A. – Brasil, Bolsa, Balcão

Superintendent of Listing and Issuers supervision

At.: Ana Lucia da Costa Pereira

Cc: Securities and Exchange Commission of Brazil (CVM)

At.:       Mr. Fernando Soares Vieira - Superintendent of Company Relations

Mr. Francisco José Bastos Santos – Superintendent of Market and Intermediates Relations

Ref.: Official Letter 1,260/2023-SLS - BRASKEM - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 1,260/2023-SLS ("Official Letter"), dated November 9, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

We refer to the News published on November 9, 2023, in the media Valor Econômico, under the title “Adnoc presents new offer for Braskem, according to sources”, the report states, among other information, that the Abu Dhabi National Oil Company (Adnoc) has today (08/11/2023) submitted a new offer to buy Braskem, at a price of R$37.29 per share, and is seeking to keep Petrobras in the company's capital.

We request clarification about the highlighted item until November 10, 2023, with Company’s confirmation or not, and also provide any other information deemed important on the subject.”

In this regard, Braskem (“Braskem” or “Company”) informs that released a Material Fact on November 9, 2023, before market opening, informing its shareholders and the market in general about the correspondence sent by Adnoc International Limited – Sole Partnership L.L.C. to Novonor S.A. – In Judicial Reorganization (“Novonor”) and to certain creditors holding the fiduciary lien of Braskem S.A. shares owned by Novonor, containing a non-binding offer for the acquisition of the interest held by Novonor in the Company.

 1

Finally, the Company reinforces that it is not conducting any negotiations from its shareholder Novonor regarding the sale of its equity interest in Braskem.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, November 10, 2023.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.